

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2014

Via E-mail
Ken Calwell
Chief Executive Officer
Papa Murphy's Holdings, Inc.
8000 NE Parkway Drive, Suite 350
Vancouver, WA 98662

> **Re:** **Papa Murphy's Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted January 27, 2014**
> **CIK No. 0001592379**

Dear Mr. Calwell:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your response to our prior comment 1. Please confirm to us that you will provide us with copies of any such written communications presented or any such research reports published or distributed prior to effectiveness.

Prospectus Summary, page 1

2. We note your response to our prior comment 3. Please provide to us the basis for your claim in the first paragraph under the Create, Take, Bake section of the prospectus summary that you "pioneered the concept of Take 'N' Bake pizza."

Our Competitive Strengths, page 4

3. We note your response to our prior comment 14. Please remove statements in this section and elsewhere that certain aspects of your business provide you with a "competitive advantage."   In the alternative please substantiate these claims to us.

4. We note your response and revisions in response to our prior comment 11 and reissue the comment in part. Please remove the reference to profit growth in the first sentence of this section, given your recent losses. Similarly revise the first sentence under "Our Competitive Strengths," at page 88. Also please revise the risk factor subheading at the top of page 28 that refers to "profit growth."

5. We note your response to our prior comment 3. The supplemental information you provided appears to refer to average checks per person among national pizza chains. Please revise the statement regarding your belief that you have "one of the lowest average checks per person in the restaurant industry" on page 4 to clarify that you mean one of the lowest average checks per person among national pizza chains or advise.

Franchised Business Model Provides Platform for Growth, page 6

6. We note your response to our prior comment 16. To help balance your disclosure please revise here to state that a $1.2 million of aggregate costs associated with a one-time, system-wide installation of a new point-of-sale system for all franchise stores were incurred in 2011 and 2012, and represented 2.1% and 0.1% of your revenues in 2011 and 2012, respectively. Please also state, as you indicate to us, that you do not expect to enter in such agreements in the future.

Efficient Operating Model, page 6

7. Please revise the first sentence to state that is your belief that your Take 'N' Bake model is efficient and differentiates you from other restaurant concepts or substantiate these claims.

Project Pie Investment, page 9

8. Please briefly describe the general geographic locations of the Project Pie restaurant chain.

Lee Equity will continue to have significant influence, page 40

9. We note the disclosure that Lee Equity will have consent rights. Please clarify if there is a certain percentage of stock ownership that Lee Equity would need to maintain to continue to have these consent rights.

10. Please also briefly explain the consent rights in the summary section, under "Our Private Equity Sponsor," at page 9.

Business, page 83

New Store Format, page 99

11. We note your response to our prior comments 34 and 35. Please revise to state, if true, that the $30,000 to $70,000 cost stated is on a per-store basis, and please revise to state, if true, that this cost will be borne by the franchisees.

Principal and Selling Stockholders, page 121

12. We note your response to our prior comment 41. Please revise footnote two to disclose the natural person who has voting and investment control of the shares beneficially owned by Thrivent White Rose Fund.

13. It is unclear to us what footnote 5 corresponds to in the chart. Please advise and revise.

Exhibits

14. Please refile Exhibits 10.3 and 10.4 so that they include all schedules and exhibits.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Theresa Messinese at (202) 551- 3307 or Lyn Shenk at (202) 551- 3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Alexander D. Lynch, Esq.
       Weil, Gotshal & Manges LLP